UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of           October           , 20 08
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date November 3, 2008	By	/s/ Harsya Denny Suryo
(Signature)
Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No.TEL.305/PR110/COM-10/2008
TELKOM INCREASES SUBSCRIBER GROWTH
AMID HIGH COMPETITION
Jakarta, October 31, 2008 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) (IDX: TLKM; NYSE: TLK; LSE: TKID) has submit its un-audited Financial Statements for the nine months period ended September 30, 2008 to the Capital Market Supervisory Agency (BAPEPAM), which consists of Consolidated Balance Sheets, Consolidated Statement of Income, Consolidated Statement of Changes in Equity and Statement of Cash Flows prepared in accordance with Generally Accepted Accounting Principles in Indonesia.
On September 30, 2008, the Company’s Total Asset increased by Rp.9,238 billion or 12.03% as compared to prior year from Rp76,785 billion to Rp83,023 billion.
In the third quarter of 2008, the Company recorded an increased in Operating Revenues by Rp.953 billion or 2.18% as compared to prior period from Rp.43,647 billion to Rp.44,600 billion which was mainly resulted from increase in cellular revenues and data and internet revenues.
Consolidated Operating Expenses increased by Rp3,671 billion or 15.46% as compared to prior period from Rp.23,751 billion to Rp.27,422 billion which was mainly contributed by significant increase in operation and maintenance expenses and depreciation expenses.
In the third quarter of 2008, the Company recorded a decrease in Consolidated Net Income by Rp.899 billion or 9.16% as compared to prior period from Rp.9,819 billion to Rp.8,920 billion, while Consolidated Operating Income also decreased by Rp.2,718 billion or 13.66% from Rp.19,897 billion to Rp.17,179 billion.
The company said that the total number of mobile cellular subscribers for the quarter ended Sept.30 was 60.5 million or an increase of 16 million (36%)compared to the previous year, meanwhile total fixed wireless Flexi subscribers was 9.15 million or an increase of 3.5 million (63%) compared to a year ago. PT Telkomsel, as a subsidiary company of TELKOM, still leads the mobile cellular market with more than 50% while it still maintains good network quality and capacity for its customers.
Total number of broadband Speedy subscribers in third quarter of 2008 was 593 thousand or increase 384 thousand (184%) compare to the previous year.

The increase of subscribers in TELKOM’S main core businesses was attributable mostly by an increase of net adds through the launching of new competitive products in the market, increased promotions and special discount offers. The Company believes that line number of subscribers will continue to increase throughout the year end 2008. The increase in subscriber base in third quarter, show that TELKOM is able to maintained its market share and lead particularly in mobile cellular, fixed wireless and broadband which all provides a strong base for the Company’s short term and long-term growth.
TELKOM’s Chief Financial Officer Sudiro Asno said, “Our third quarter results showed that our focus was more on improving subscriber growth and it has paid off, and we shall maintain our lead in market share especially across our main core businesses.
The company is confident that it is on track on strengthening its competitive position and that it will continue to improve its quality and service while improving its profitability over the long haul.
Harsya Denny Suryo
Vice President Investor Relations and Corporate Secretary
PT. Telekomunikasi Indonesia, Tbk.
For further information please contact :
Investor Relations & Corporate Secretary
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel: 62-21-5215109
Fax: 62-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
SEPTEMBER 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,44	6,493,187	7,545,364	800,144
Temporary investments	2c,2f,44	177,879	270,650	28,701
Trade receivables	2c,2g,6,37,44
Related parties — net of allowance for doubtful accounts of Rp.94,989 million in 2007 and Rp.181,774 million in 2008		567,612	393,465	41,725
Third parties — net of allowance for doubtful accounts of Rp.1,031,541 million in 2007 and Rp.1,056,359 million in 2008		2,919,563	2,780,263	294,832
Other receivables — net of allowance for doubtful accounts of Rp.9,668 million in 2007 and Rp.11,969 million in 2008	2c,2g,44	154,610	173,037	18,350
Inventories — net of allowance for obsolescence of Rp.52,840 million in 2007 and Rp.62,462 million in 2008	2h,7,37	202,465	399,916	42,409
Prepaid expenses	2c,2i,8,44	2,430,367	1,860,933	197,342
Claims for tax refund	38	337,855	420,550	44,597
Prepaid taxes	38	3,048	148,010	15,696
Restricted time deposits	2c,9,44	8,460	21,044	2,231

Total Current Assets		13,295,046	14,013,232	1,486,027

NON-CURRENT ASSETS
Long-term investments — net	2f,10	101,924	141,559	15,012
Property, plant and equipment — net of accumulated depreciation of Rp.51,964,900 million in 2007 and Rp.60,527,740 million in 2008	2k,2l,4,11, 19,20,23	58,390,386	66,405,452	7,041,936
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.556,057 million in 2007 and Rp.549,620 million in 2008	2m,12, 34,47	753,756	570,878	60,538
Prepaid pension benefit cost	2i,2r,41	99	697	74
Advances and other non-current assets	2c,2o,13, 29,44,49	592,748	1,957,756	207,609
Goodwill and other intangible assets — net of accumulated amortization of Rp.4,495,594 million in 2007 and Rp.5,571,131 million in 2008	2d,2j,4, 14,37	3,649,601	2,889,971	306,466
Escrow accounts	2c,15,44	1,398	43,861	4,651

Total Non-current Assets		63,489,912	72,010,174	7,636,286

TOTAL ASSETS		76,784,958	86,023,406	9,122,313

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

1

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
SEPTEMBER 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,16,44
Related parties		1,621,089	1,516,110	160,775
Third parties		4,303,484	7,445,795	789,586
Other payables		42,515	20,385	2,162
Taxes payable	2s,38	2,234,461	1,105,281	117,209
Dividends payable		1,443,053	2,855,632	302,824
Accrued expenses	2c,17,35, 44	2,653,744	2,874,725	304,849
Unearned income	18	2,398,869	3,135,568	332,510
Advances from customers and suppliers		192,088	197,090	20,900
Short-term bank loans	2c,19,44	950,152	53,449	5,668
Current maturities of long-term liabilities	2c,20,44	4,108,241	6,450,582	684,049

Total Current Liabilities		19,947,696	25,654,617	2,720,532

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,38	3,392,526	2,950,461	312,880
Unearned income on Revenue-Sharing Arrangements	2m,12,47	557,601	336,534	35,687
Accrued long service awards	2c,2r,42,44	66,743	83,630	8,869
Accrued post-retirement health care benefits	2c,2r,43,44	2,708,854	2,645,150	280,504
Accrued pension and other post-retirement benefits costs	2r,41	1,021,658	1,213,422	128,677
Long-term liabilities — net of current maturities
Obligations under capital leases	2l,11,20	190,883	228,380	24,218
Two-step loans — related party	2c,20,21,44	3,726,622	3,468,125	367,776
Bank loans	2c,20,23,44	2,391,795	6,439,296	682,852
Deferred consideration for business combinations	20,24	2,700,015	1,609,746	170,705

Total Non-current Liabilities		16,756,697	18,974,744	2,012,168

MINORITY INTEREST	25	8,262,080	8,800,782	933,275

2

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
SEPTEMBER 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)
STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,26	5,040,000	5,040,000	534,464
Additional paid-in capital	27	1,073,333	1,073,333	113,821
Treasury stock — 222,340,500 shares in 2007 and 480,163,000 shares in 2008	2u,28	(1,945,901)	(4,202,255)	(445,626)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,29	180,000	270,000	28,632
Difference due to change of equity in associated companies	2f	385,595	385,595	40,890
Unrealized holding gain from available-for-sale securities	2f	14,992	(2,596)	(275)
Translation adjustment	2f	228,024	228,805	24,264
Retained earnings
Appropriated		6,700,879	10,557,985	1,119,617
Unappropriated		20,141,563	19,242,396	2,040,551

Total Stockholders’ Equity		31,818,485	32,593,263	3,456,338

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		76,784,958	86,023,406	9,122,313

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PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2007 AND 2008
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2007	2008
	Notes	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,30
Fixed lines		8,465,629	7,452,847	790,334
Cellular		16,716,458	18,280,741	1,938,573
Interconnection	2q,31,44
Revenues		9,378,332	9,022,406	956,777
Expenses		(2,257,468)	(2,383,169)	(252,722)

Net		7,120,864	6,639,237	704,055
Data and internet	2q,32	10,164,051	10,761,163	1,141,163
Network	2q,33,44	601,139	796,160	84,428
Revenue-Sharing Arrangements	2m,12,34,47	320,353	267,518	28,369
Other telecommunications services		258,785	402,548	42,688

Total Operating Revenues		43,647,279	44,600,214	4,729,610

OPERATING EXPENSES
Depreciation	2k,2l,2m, 11,12,13	7,022,770	7,988,460	847,133
Personnel	2r,17,35, 41,42,43	6,188,397	6,490,783	688,312
Operations, maintenance and telecommunication services	2q,36,44	6,840,662	8,738,220	926,641
General and administrative	2g,2h,2q,6, 7,14,37	2,539,008	2,626,768	278,554
Marketing	2q	1,159,873	1,577,315	167,266

Total Operating Expenses		23,750,710	27,421,546	2,907,906

OPERATING INCOME		19,896,569	17,178,668	1,821,704

OTHER (EXPENSES) INCOME
Interest income	44	378,215	495,233	52,517
Equity in net income of associated companies	2f,10	6,919	2,476	263
Interest expense	44	(1,070,206)	(1,001,438)	(106,197)
Loss on foreign exchange — net	2p	(113,642)	(63,806)	(6,766)
Others — net		61,195	326,769	34,652

Other income (expenses) — net		(737,519)	(240,766)	(25,531)

INCOME BEFORE TAX		19,159,050	16,937,902	1,796,173

TAX (EXPENSE) BENEFIT	2s,38
Current		(5,194,590)	(4,987,058)	(528,850)
Deferred		(727,129)	165,138	17,512

		(5,921,719)	(4,821,920)	(511,338)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES		13,237,331	12,115,982	1,284,835

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — Net	25	(3,418,276)	(3,196,094)	(338,928)

NET INCOME		9,819,055	8,919,888	945,907

BASIC EARNINGS PER SHARE	2w,39
Net income per share		491.64	451.08	0.05
Net income per ADS (40 Series B shares per ADS)		19,665.60	18,043.20	2.00

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